Exhibit 99.2

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the special meeting of shareholders of First Majestic Silver Corp. (the “Company”) held on Friday, September 25, 2015 at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

1.	Share Issuance

The issuance of the Company’s common shares as consideration under a plan of arrangement with SilverCrest Mines Inc. as outlined in the joint management information circular of the Company and SilverCrest Mines Inc. dated August 24, 2015 was approved by a ballot vote as follows:

	Number of Votes	%
FOR the motion	46,857,856	98.63
AGAINST the motion	650,558	1.37%

Dated at Vancouver, British Columbia, this 28th day of September, 2015.

FIRST MAJESTIC SILVER CORP.

“signed”

Connie Lillico

Corporate Secretary

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com